Exhibit 99.2

Independent Accountant’s Report

Structured Products Corp., as Depositor
390 Greenwich Street
New York, New York 10013

U.S. Bank Trust National Association, as Trustee
Corporate Trust Department
100 Wall Street
New York, NY 10005

Re:           TIERS Inflation-Linked Trust Certificates, Series WYE 2004-21 (the “Trust”)

Ladies and Gentlemen:

We have examined management’s assertions that the Depositor and the Trustee have complied, in all material respects, with the provisions of the Base Trust Agreement dated as of December 15, 2000, as supplemented by the TIERS Inflation-Linked Trust Certificates, Supplement Series WYE 2004-21, dated as of April 8, 2004 (together, the “Trust Agreement”), during the period covered by the annual report on Form 10-K filed by the Depositor on behalf of the Trust for the year ended December 31, 2011 (the “Annual Report”).  Management is responsible for compliance with the Trust Agreement. Our responsibility is to express an opinion on management’s assertions based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Depositor’s and the Trustee’s compliance with the Trust Agreement and performing such other procedures as considered necessary in the circumstances.  We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Depositor and the Trustee have complied, in all material respects, with the Trust Agreement during the period covered by the Annual Report and management’s assertions with respect to such compliance are fairly stated, in all material respects, for the year ended December 31, 2011.

/s/ Aston Bell CPA

New York, New York
March 16, 2012